                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                           PAINE WEBBER GROUP, INC.
                ---------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                ---------------------------------------------
                         (Title of Class of Securities)

                                   695629105
                ---------------------------------------------
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 7 Pages
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SCHEDULE 13G - Paine Webber Group, Inc. ("Issuer")

CUSIP No. 695629105                                                         13G
- --------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         Southeastern Asset Management, Inc.                I.D. No. 62-0951781
- --------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a)
                                                               (b)  X
- --------------------------------------------------------------------------------
(3)      SEC USE ONLY
- --------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Tennessee
- --------------------------------------------------------------------------------
                                              :(5)  SOLE VOTING POWER
                                              :    (Discretionary Accounts)
                                              :     5,735,500 shares
OWNED BY EACH REPORTING PERSON                ----------------------------------
WITH
                                              :(6)  SHARED OR NO VOTING POWER
                                                   Total - 1,930,500 shares
                                              :      1,574,000 shares (Shared)
                                                       356,500 shares (No Vote)
                                              ----------------------------------
                                              :(7)  SOLE DISPOSITIVE POWER
                                                    (Discretionary Accounts)
                                              :      6,060,500 shares
                                              ----------------------------------
                                              :(8)  SHARED DISPOSITIVE POWER
                                                   Total - 1,605,500 shares
                                                    1,574,000 shares (Shared)
                                              :        31,500 shares (None)
- --------------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
         7,666,000 shares
- --------------------------------------------------------------------------------
(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
         CERTAIN SHARES
- --------------------------------------------------------------------------------
(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         10.0 %
- --------------------------------------------------------------------------------
(12)     TYPE OF REPORTING PERSON
         IA
- --------------------------------------------------------------------------------

SCHEDULE 13G - Paine Webber Group, Inc. ("Issuer")

CUSIP No. 695629105                                             13G
- --------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         O. Mason Hawkins                            I.D. No. ###-##-####
- --------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                     (a)
                                                     (b)  X
- --------------------------------------------------------------------------------
(3)      SEC USE ONLY
- --------------------------------------------------------------------------------
(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Citizen of United States
- --------------------------------------------------------------------------------
                                                 :(5) SOLE VOTING POWER
                                                 :   (Discretionary Accounts)
                                                 :    None
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON                   -------------------------------
WITH                                             :(6) SHARED VOTING POWER

                                                 :    None
                                                 -------------------------------
                                                 :(7) SOLE DISPOSITIVE POWER

                                                 :    None
                                                 -------------------------------
                                                 :(8) SHARED DISPOSITIVE POWER

                                                 :    None
- --------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        None (See Item 3)
- --------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
        CERTAIN SHARES
- --------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        0.0%
- --------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON
        IN
- --------------------------------------------------------------------------------

SCHEDULE 13G - Paine Webber Group, Inc. ("Issuer")

Item 1.

     (a). Name of Issuer: Paine Webber Group, Inc. ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          1285 Avenue of the Americas
          New York, NY 10019

Item 2.
     (a) and (b).  Names and Principal Business Addresses of Persons Filing:

          (1).    Southeastern Asset Management, Inc.
                  6075 Poplar Ave., Suite 900
                  Memphis, TN 38119

          (2).    Mr. O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                  Southeastern Asset Management, Inc.
                  6075 Poplar Ave., Suite 900
                  Memphis, TN 38119

     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities: Common Stock, $1.00 par value (the "Securities").

     (e). Cusip Number:  695629105

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (e). Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered

SCHEDULE 13G - Paine Webber Group, Inc. ("Issuer")

                 by this statement.

           (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief
                 Executive Officer of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

           (a).  Amount Beneficially Owned:
                 7,666,000 shares

           (b).  Percent of Class:
                    10.0%

                 Above percentage is based on 76,480,395 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q as of May 5, 1994.

           (c).  Number of shares as to which such person has:

                     (i).     sole power to vote or to direct the vote:

                              5,735,500 shares

                     (ii).    shared or no power to vote or to direct the vote:

                              Total - 1,930,500 shares

                              Shared - 1,574,000 shares. (Includes Securities owned by Southeastern Asset Management Value Trust, a series of Southeastern Asset Management Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, having two separate series or portfolios.

                              No power to vote - 356,500 shares

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SCHEDULE 13G - Paine Webber Group, Inc. ("Issuer")

                       (iii). sole power to dispose or to direct the
                              disposition of:

                                6,060,500 shares

                       (iv). shared or no power to dispose or to direct the disposition of:

                              Total 1,605,500 shares.

                              Shared - 1,574,000 shares (Includes Securities owned by a series of Southeastern Asset Management Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, having two separate series or portfolios.

                              None - 31,500 shares

Item 5.    Ownership of Five Percent or Less of a Class:  N/A

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:
           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8.    Identification and Classification of Members of the Group:  N/A

Item 9.    Notice of Dissolution of Group:  N/A

Item 10.   Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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SCHEDULE 13G - Paine Webber Group, Inc. ("Issuer")

                                   Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 1994

                                    Southeastern Asset Management, Inc.


                                    By /s/ Charles D. Reaves
                                    -----------------------------------
                                    Charles D. Reaves
                                    Vice President and General Counsel

                                    O. Mason Hawkins, Individually

                                    /s/ O. Mason Hawkins
                                    -----------------------------------


                            Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 8th day of July, 1994.


                                    Southeastern Asset Management, Inc.


                                    By /s/ Charles D. Reaves
                                    -----------------------------------
                                    Charles D. Reaves
                                    Vice President & General Counsel

                                    O. Mason Hawkins, Individually

                                    /s/ O. Mason Hawkins
                                    -----------------------------------



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